Exhibit A

News Release

FOR IMMEDIATE RELEASE

Merck

Media Contact:	Ian McConnell (908) 423-3046	Investor Contact:	Carol Ferguson or Joe Romanelli/ (908) 423-5088

Inspire Pharmaceuticals, Inc.

Media Contact:	Cara Amoroso (919) 287-1266	Investor Contact:	Jenny Kobin (919) 287-1219

Merck to Acquire Inspire Pharmaceuticals, Inc.

Expands and positions ophthalmology portfolio for future growth

WHITEHOUSE STATION N.J. and RALEIGH N.C. April 5, 2011 – Merck (NYSE:MRK), known as MSD outside the United States and Canada, and Inspire Pharmaceuticals, Inc. (NASDAQ: ISPH) today announced that they have entered into a definitive agreement under which Merck will acquire Inspire, a specialty pharmaceutical company focused on developing and commercializing ophthalmic products.

Under the terms of the agreement, Merck, through a subsidiary, will commence a tender offer for all outstanding common stock of Inspire at a price of $5.00 per share in cash, a 26 percent premium to the closing price of Inspire’s common stock on April 4, 2011. The transaction has a total cash value of approximately $430 million. The transaction has been unanimously approved by the boards of directors of both companies and Inspire’s board recommended that the company’s shareholders tender their shares pursuant to the tender offer. In addition, Warburg Pincus Private Equity IX, L.P., which owns approximately 28 percent of the outstanding shares of Inspire, has agreed to tender all of its shares into the offer.

“Merck continues to build upon its long-term commitment to improving therapeutic options for the treatment of eye diseases,” said Beverly Lybrand, senior vice president and

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general manager, neuroscience and ophthalmology, Merck. “This acquisition combines the talented commercialization organization at Inspire with the excellent team already in place at Merck thereby strengthening our ophthalmology business and positioning us for future growth with an expanded portfolio. This deal helps address the needs of patients and customers in ophthalmology and creates value for both companies.”

In March, 2011, Merck announced that the New Drug Application (NDA) for SAFLUTAN® (tafluprost), an investigational preservative-free prostaglandin analogue ophthalmic solution, had been accepted for standard review by the U.S. Food and Drug Administration (FDA). SAFLUTAN is the proposed trade name for tafluprost in the United States.

“As one of the world’s leading healthcare companies, Merck is the ideal partner to enhance the long-term potential of Inspire’s portfolio of ophthalmic assets. We are delighted that Merck recognized the strength of an integrated platform leveraging the growing AZASITE® (azithromycin ophthalmic solution) 1% product opportunity and the strong relationships within the ophthalmic community cultivated by our high quality, specialty eye care sales force in the U.S.,” said Adrian Adams, president and CEO of Inspire. “Based upon an extensive analysis of various strategic options, as I have outlined since we announced the results of the TIGER-2 Phase 3 clinical trial, we believe this combination provides a compelling and timely opportunity for our shareholders to realize the value of their investment in Inspire.”

The closing of the tender offer will be subject to certain conditions, including the tender of a number of Inspire shares that, together with shares owned by Merck, represent at least a majority of the total number of Inspire’s outstanding shares (assuming the exercise of all options and vesting of restricted stock units), the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Upon the completion of the tender offer, Merck will acquire all remaining shares through a second-step merger.

About AZASITE

Indication: AZASITE® (azithromycin ophthalmic solution) 1% is indicated for the treatment of bacterial conjunctivitis in patients one year and older caused by the following organisms: CDC coryneform group G*, Haemophilus influenzae, Staphylococcus aureus, Streptococcus mitis group, and Streptococcus pneumoniae.

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- 2 -SAFLUTAN® is a registered trademark of Merck, Sharp & Dohme Corp., a subsidiary of

Merck & Co., Inc. All other brands are trademarks of their respective owners and are not trademarks of Merck & Co., Inc., Whitehouse Station, N.J., USA

Important Selected Safety Information: AZASITE should not be administered systemically, injected subconjunctivally, or introduced directly into the anterior chamber of the eye.

In patients receiving systemically administered azithromycin, serious allergic reactions, including angioedema, anaphylaxis, Stevens Johnson Syndrome and toxic epidermal necrolysis have been reported rarely. Although rare, fatalities have been reported.

As with other anti-infectives, prolonged use may result in overgrowth of non-susceptible organisms, including fungi. If super-infection occurs, discontinue use and institute alternative therapy. Patients should not wear contact lenses if they have signs or symptoms of bacterial conjunctivitis.

Azithromycin should be used during pregnancy only if clearly needed.

The most frequently reported ocular adverse event reported in clinical trials was eye irritation which occurred in 1-2 percent of patients. Other adverse events reported in <1 percent of patients included: ocular reactions (blurred vision, burning, stinging and irritation upon instillation, contact dermatitis, corneal erosion, dry eye, eye pain, itching, ocular discharge, punctate keratitis, visual acuity reduction) and non-ocular reactions (dysgeusia, facial swelling, hives, nasal congestion, periocular swelling, rash, sinusitis, urticaria).

*	Efficacy for this organism was studied in fewer than 10 infections.

About Inspire

Inspire is a specialty pharmaceutical company focused on developing and commercializing ophthalmic products. Inspire’s specialty eye care sales force generates revenue from the promotion of AZASITE® (azithromycin ophthalmic solution) 1% for bacterial conjunctivitis. Inspire receives royalties based on net sales of RESTASIS® (cyclosporine ophthalmic emulsion) 0.05% and DIQUAS™ Ophthalmic Solution 3% (diquafosol tetrasodium) in Japan. For more information, visit www.inspirepharm.com.

About Merck

Today’s Merck is a global healthcare leader working to help the world be well. Merck is known as MSD outside the United States and Canada. Through our prescription medicines, vaccines, biologic therapies, and consumer care and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We

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also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships. For more information, visit www.merck.com.

Inspire Forward-Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements in this news release relating to management’s expectations and beliefs are based on preliminary information and management assumptions. Specifically, no assurances can be made that the holders of at least a majority of the outstanding shares of Inspire’s common stock will tender their shares pursuant to the tender offer or that the other conditions of the tender offer will be met. Furthermore, no assurances can be made with respect to the strength of Inspire’s integrated platform growing the AZASITE product opportunity.

Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, the introduction of a generic form of epinastine, intellectual property rights, competitive products, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, delays in manufacturing, funding, and the timing and content of decisions made by regulatory authorities, including the U.S. Food and Drug Administration. Further information regarding factors that could affect Inspire’s results is included in Inspire’s filings with the SEC. Inspire undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

Merck Forward Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

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The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period; the impact of pharmaceutical industry regulation and health care legislation; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; Merck’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the United States and internationally and the exposure to litigation and/or regulatory actions.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2010 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).

Important Information about the Tender Offer

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer described in this press release has not commenced. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Merck with the SEC, and Inspire will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Inspire’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

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